SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly

Information - ITR

At March 31, 2017 and report on review

of Quarterly Information

(A free translation of the original
in Portuguese)

Index

(Expressed in millions of reais, unless otherwise indicated)

Company Data / Share Capital Composition		5
Parent Company Interim Accounting Information / Statement of Financial Position - Assets		6
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities		7
Parent Company Interim Accounting Information / Statement of Income		8
Parent Company Interim Accounting Information / Statement of Comprehensive Income		9
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method		10
Parent Company Interim Accounting Information/Statement of Changes in Shareholders’ Equity-01/01/2017 to 03/31/2017		11
Parent Company Interim Accounting Information /Statement of Changes in Shareholders’ Equity-01/01/2016 to 03/31/2016		12
Parent Company Interim Accounting Information / Statement of Added Value		13
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		14
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		15
Consolidated Interim Accounting Information / Statement of Income		16
Consolidated Interim Accounting Information / Statement of Comprehensive Income		17
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		18
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 03/31/2017		19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016		20
Consolidated Interim Accounting Information / Statement of Added Value		21
Notes to the financial statements		22
1.	The Company and its operations	22
2.	Basis of preparation of interim financial information	22
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
4.	Basis of consolidation	23
5.	Summary of significant accounting policies	23
6.	Cash and cash equivalents and Marketable securities	24
7.	Trade and other receivables	24
8.	Inventories	27
9.	Disposal of Assets and other changes in organizational structure	27
10.	Investments	31
11.	Property, plant and equipment	32
12.	Intangible assets	33
13.	Exploration and evaluation of oil and gas reserves	34
14.	Trade payables	34
15.	Finance debt	34
16.	Leases	37
17.	Related-party transactions	38
18.	Provision for decommissioning costs	42
19.	Taxes	42
20.	Employee benefits (Post-Employment)	45
21.	Shareholders’ equity	47
22.	Sales revenues	48
23.	Other expenses, net	48
24.	Costs and Expenses by nature	49
25.	Net finance income (expense)	49
26.	Supplemental information on statement of cash flows	49
27.	Segment information	50
28.	Provisions for legal proceedings	53
29.	Collateral for crude oil exploration concession agreements	59
30.	Risk management	60
31.	Fair value of financial assets and liabilities	64
32.	Subsequent events	64
33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of March 31, 2017	65

(A free translation of the original in Portuguese)

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. – Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form – ITR for the quarter ended March 31, 2017, which comprises the balance sheet as of March 31, 2017 and the respective statements of income and comprehensive income, statements of changes in shareholders' equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that: i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission – SEC are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified. We also draw attention to Note 28.4 of the condensed consolidated financial statements which describes class actions filed against the Company, for which it is unable to make a reliable estimates of loss. Our report is not modified as a result of these matters.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended March 31, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding balances related to the prior year audit and corresponding balances to the first quarter review of the prior year

The corresponding balances related to the individual and consolidated balance sheets as of December 31, 2016 were audited by other independent auditors, who issued an unqualified report dated March 21, 2017, and the individual and consolidated interim statements of income and comprehensive income, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2016 were reviewed by other independent auditors who issued an unqualified report dated May 12, 2016. The corresponding balances related to the individual and consolidated statements of value added for the three-month period ended March 31, 2016 were submitted to the same review procedures by those independent auditors and, based on their review, those independent auditors reported that they were not aware of any fact that would lead them to believe that the statement of value added was not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information taken as a whole.

Rio de Janeiro, May 11, 2017

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
03/31/2017

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2017	12/31/2016
1	Total Assets	676,007,000	682,088,000
1.01	Current Assets	78,181,000	81,264,000
1.01.01	Cash and Cash Equivalents	7,213,000	6,267,000
1.01.02	Marketable Securities	2,838,000	2,487,000
1.01.03	Trade and Other Receivables	24,942,000	31,073,000
1.01.04	Inventories	22,843,000	23,500,000
1.01.06	Recoverable Taxes	5,801,000	5,850,000
1.01.06.01	Current Recoverable Taxes	5,801,000	5,850,000
1.01.06.01.01	Current Income Tax and Social Contribution	886,000	786,000
1.01.06.01.02	Other Recoverable Taxes	4,915,000	5,064,000
1.01.08	Other Current Assets	14,544,000	12,087,000
1.01.08.01	Non-Current Assets Held for Sale	9,081,000	8,260,000
1.01.08.03	Others	5,463,000	3,827,000
1.01.08.03.01	Advances to Suppliers	213,000	361,000
1.01.08.03.02	Others	5,250,000	3,466,000
1.02	Non-Current Assets	597,826,000	600,824,000
1.02.01	Long-Term Receivables	42,802,000	46,098,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	291,000	286,000
1.02.01.03	Trade and Other Receivables	9,866,000	10,262,000
1.02.01.06	Deferred Taxes	10,191,000	14,199,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	905,000	4,873,000
1.02.01.06.02	Deferred Taxes and Contributions	9,286,000	9,326,000
1.02.01.09	Other Non-Current Assets	22,454,000	21,351,000
1.02.01.09.03	Advances to Suppliers	556,000	510,000
1.02.01.09.04	Judicial Deposits	12,743,000	11,735,000
1.02.01.09.05	Other Long-Term Assets	9,155,000	9,106,000
1.02.02	Investments	121,809,000	121,191,000
1.02.03	Property, Plant and Equipment	424,497,000	424,771,000
1.02.04	Intangible Assets	8,718,000	8,764,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2017	12/31/2016
2	Total Liabilities	676,007,000	682,088,000
2.01	Current Liabilities	108,631,000	113,431,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,024,000	6,158,000
2.01.02	Trade Payables	20,091,000	24,384,000
2.01.04	Current Debt and Finance Lease Obligations	63,907,000	63,149,000
2.01.04.01	Current Debt	62,888,000	62,058,000
2.01.04.03	Finance Lease Obligations	1,019,000	1,091,000
2.01.05	Other Liabilities	16,712,000	17,037,000
2.01.05.02	Others	16,712,000	17,037,000
2.01.05.02.04	Other Taxes and Contributions	11,319,000	11,219,000
2.01.05.02.05	Other Accounts Payable	5,393,000	5,818,000
2.01.06	Provisions	2,708,000	2,533,000
2.01.06.02	Other Provisions	2,708,000	2,533,000
2.01.06.02.04	Pension and Medical Benefits	2,708,000	2,533,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	189,000	170,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	189,000	170,000
2.02	Non-Current Liabilities	309,556,000	318,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	201,080,000	211,396,000
2.02.01.01	Non-Current Debt	196,223,000	206,421,000
2.02.01.03	Finance Lease Obligations	4,857,000	4,975,000
2.02.04	Provisions	108,476,000	107,031,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	8,563,000	8,391,000
2.02.04.02	Other Provisions	99,913,000	98,640,000
2.02.04.02.04	Pension and Medical Benefits	66,262,000	64,903,000
2.02.04.02.05	Provision for Decommissioning Costs	32,659,000	32,615,000
2.02.04.02.06	Other Provisions	992,000	1,122,000
2.03	Shareholders' Equity	257,820,000	250,230,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,250,000	1,251,000
2.03.04	Profit Reserves	77,586,000	77,584,000
2.03.05	Retained Earnings/Losses	4,449,000
2.03.08	Other Comprehensive Income	(30,897,000)	(34,037,000)

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Current Year 01/01/2016 to 03/31/2016
3.01	Sales Revenues	54,096,000	55,250,000
3.02	Cost of Sales	(35,631,000)	(39,518,000)
3.03	Gross Profit	18,465,000	15,732,000
3.04	Operating Expenses / Income	(7,017,000)	(10,659,000)
3.04.01	Selling Expenses	(4,233,000)	(3,984,000)
3.04.02	General and Administrative Expenses	(1,578,000)	(1,828,000)
3.04.05	Other Operating Expenses	(3,863,000)	(5,848,000)
3.04.05.01	Other Taxes	(169,000)	(237,000)
3.04.05.02	Research and Development Expenses	(337,000)	(502,000)
3.04.05.03	Exploration Costs	(303,000)	(1,134,000)
3.04.05.05	Other Operating Expenses, Net	(3,054,000)	(3,975,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	2,657,000	1,001,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	11,448,000	5,073,000
3.06	Finance Income (Expenses), Net	(5,488,000)	(6,787,000)
3.06.01	Finance Income	693,000	598,000
3.06.01.01	Finance Income	693,000	598,000
3.06.02	Finance Expenses	(6,181,000)	(7,385,000)
3.06.02.01	Finance Expenses	(4,104,000)	(4,691,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,077,000)	(2,694,000)
3.07	Net Income Before Income Taxes	5,960,000	(1,714,000)
3.08	Income Tax and Social Contribution	(1,511,000)	468,000
3.08.02	Deferred	(1,511,000)	468,000
3.09	Net Income from Continuing Operations	4,449,000	(1,246,000)
3.11	Income / Loss for the Period	4,449,000	(1,246,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.34000	(0.10000)
3.99.01.02	Preferred	0.34000	(0.10000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.34000	(0.10000)
3.99.02.02	Preferred	0.34000	(0.10000)

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Current Year 01/01/2016 to 03/31/2016
4.01	Net Income for the Period	4,449,000	(1,246,000)
4.02	Other Comprehensive Income	3,142,000	9,165,000
4.02.03	Cumulative Translation Adjustments	(2,471,000)	(8,026,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	5,263,000	19,856,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	1,964,000	2,639,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(2,458,000)	(7,648,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	844,000	2,344,000
4.03	Total Comprehensive Income for the Period	7,591,000	7,919,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Current Year 01/01/2016 to 03/31/2016
6.01	Net cash provided by operating activities	6,485,000	7,546,000
6.01.01	Cash provided by operating activities	19,912,000	16,858,000
6.01.01.01	Net Income (loss) for the period	4,449,000	(1,246,000)
6.01.01.03	Pension and medical benefits (actuarial expense)	1,998,000	1,852,000
6.01.01.04	Results in equity-accounted investments	(2,657,000)	(1,001,000)
6.01.01.05	Depreciation, depletion and amortization	8,264,000	9,539,000
6.01.01.06	Impairment of assets (reversal)	51,000	340,000
6.01.01.07	Exploratory expenditures write-offs	24,000	579,000
6.01.01.08	Gains and losses on disposals/write-offs of assets	148,000	107,000
6.01.01.09	Foreign exchange, indexation and finance charges	5,533,000	6,572,000
6.01.01.10	Deferred income taxes, net	1,511,000	(468,000)
6.01.01.12	Allowance (reversals) for impairment of trade and others receivables	2,000	15,000
6.01.01.14	Revision and unwinding of discount on the provision for decommissioning costs	589,000	569,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(13,427,000)	(9,312,000)
6.01.02.01	Trade and other receivables, net	(6,041,000)	(311,000)
6.01.02.02	Inventories	657,000	(47,000)
6.01.02.03	Judicial deposits	(1,008,000)	(329,000)
6.01.02.04	Other assets	(329,000)	(1,912,000)
6.01.02.05	Trade payables	(4,261,000)	(1,977,000)
6.01.02.06	Other taxes payable	161,000	(3,098,000)
6.01.02.07	Pension and medical benefits	(465,000)	(400,000)
6.01.02.08	Other liabilities	(2,141,000)	(1,238,000)
6.02	Net cash used in investing activities	(5,075,000)	(5,544,000)
6.02.01	Capital expenditures	(7,038,000)	(9,465,000)
6.02.02	Decrease in investments in investees	(466,000)	(497,000)
6.02.04	Divestment (investment) in marketable securities	2,168,000	3,819,000
6.02.05	Dividends received	261,000	599,000
6.03	Net cash used in financing activities	(464,000)	(9,176,000)
6.03.02	Proceeds from financing	16,950,000	15,852,000
6.03.03	Repayment of principal	(16,093,000)	(23,494,000)
6.03.04	Repayment of interest	(1,321,000)	(1,534,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	946,000	(7,174,000)
6.05.01	Cash and cash equivalents at the beginning of the year	6,267,000	16,553,000
6.05.02	Cash and cash equivalents at the end of the period	7,213,000	9,379,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 03/31/2017

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	(1,000)	−	2,000	(2,000)	(1,000)
5.04.08	Change in Interest in Subsidiaries	−	(1,000)	−	−	−	(1,000)
5.04.09	Realization of the Deemed Cost	−	−	−	2,000	(2,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,449,000	3,142,000	7,591,000
5.05.01	Net Income for the Period	−	−	−	4,449,000	−	4,449,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,142,000	3,142,000
5.07	Balance at the End of the Period	205,432,000	1,250,000	77,584,000	4,451,000	(30,897,000)	257,820,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	−	16,000	−	3,000	(3,000)	16,000
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	(1,246,000)	9,165,000	7,919,000
5.05.01	Net Income for the Period	−	−	−	(1,246,000)	−	(1,246,000)
5.05.02	Other Comprehensive Income	−	−	−	−	9,165,000	9,165,000
5.07	Balance at the End of the Period	205,432,000	253,000	92,396,000	(1,243,000)	(34,172,000)	262,666,000

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Current Year 01/01/2016 to 03/31/2016
7.01	Sales Revenues	80,887,000	86,058,000
7.01.01	Sales of Goods and Services	71,013,000	74,091,000
7.01.02	Other Revenues	1,777,000	1,912,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	8,099,000	10,070,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(2,000)	(15,000)
7.02	Inputs Acquired from Third Parties	(25,436,000)	(32,278,000)
7.02.01	Cost of Sales	(8,250,000)	(12,230,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(12,608,000)	(15,220,000)
7.02.03	Impairment Charges / Reversals of Assets	(51,000)	(340,000)
7.02.04	Others	(4,527,000)	(4,488,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(4,527,000)	(4,488,000)
7.03	Gross Added Value	55,451,000	53,780,000
7.04	Retentions	(8,264,000)	(9,539,000)
7.04.01	Depreciation, Amortization and Depletion	(8,264,000)	(9,539,000)
7.05	Net Added Value Produced	47,187,000	44,241,000
7.06	Transferred Added Value	3,570,000	1,056,000
7.06.01	Share of Profit of Equity-Accounted Investments	2,657,000	1,001,000
7.06.02	Finance Income	693,000	(167,000)
7.06.03	Others	220,000	222,000
7.07	Total Added Value to be Distributed	50,757,000	45,297,000
7.08	Distribution of Added Value	50,757,000	45,297,000
7.08.01	Employee Compensation	6,275,000	6,202,000
7.08.01.01	Salaries	3,727,000	3,556,000
7.08.01.02	Fringe Benefits	2,227,000	2,329,000
7.08.01.03	Unemployment Benefits (FGTS)	321,000	317,000
7.08.02	Taxes and Contributions	20,907,000	17,500,000
7.08.02.01	Federal	14,080,000	9,135,000
7.08.02.02	State	6,776,000	8,257,000
7.08.02.03	Municipal	51,000	108,000
7.08.03	Return on Third-Party Capital	19,126,000	22,841,000
7.08.03.01	Interest	7,312,000	7,733,000
7.08.03.02	Rental Expenses	11,814,000	15,108,000
7.08.04	Return on Shareholders' Equity	4,449,000	(1,246,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	4,449,000	(1,246,000)

  Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2017	12/31/2016
1	Total Assets	788,046,000	804,945,000
1.01	Current Assets	134,058,000	145,907,000
1.01.01	Cash and Cash Equivalents	60,874,000	69,108,000
1.01.02	Marketable Securities	2,909,000	2,556,000
1.01.03	Trade and Other Receivables	14,042,000	15,543,000
1.01.04	Inventories	26,172,000	27,622,000
1.01.06	Recoverable Taxes	8,167,000	8,153,000
1.01.06.01	Current Recoverable Taxes	8,167,000	8,153,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,123,000	1,961,000
1.01.06.01.02	Other Recoverable Taxes	6,044,000	6,192,000
1.01.08	Other Current Assets	21,894,000	22,925,000
1.01.08.01	Non-Current Assets Held for Sale	15,732,000	18,669,000
1.01.08.03	Others	6,162,000	4,256,000
1.01.08.03.01	Advances to Suppliers	447,000	540,000
1.01.08.03.02	Others	5,715,000	3,716,000
1.02	Non-Current Assets	653,988,000	659,038,000
1.02.01	Long-Term Receivables	63,457,000	66,551,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	713,000	293,000
1.02.01.03	Trade and Other Receivables	14,511,000	14,832,000
1.02.01.06	Deferred Taxes	20,120,000	24,274,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	9,940,000	14,038,000
1.02.01.06.02	Deferred Taxes and Contributions	10,180,000	10,236,000
1.02.01.09	Other Non-Current Assets	28,113,000	27,152,000
1.02.01.09.03	Advances to Suppliers	3,658,000	3,742,000
1.02.01.09.04	Judicial Deposits	14,025,000	13,032,000
1.02.01.09.05	Other Long-Term Assets	10,430,000	10,378,000
1.02.02	Investments	10,699,000	9,948,000
1.02.03	Property, Plant and Equipment	569,235,000	571,876,000
1.02.04	Intangible Assets	10,597,000	10,663,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	03/31/2017	12/31/2016
2	Total Liabilities	788,046,000	804,945,000
2.01	Current Liabilities	78,477,000	81,167,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,020,000	7,159,000
2.01.02	Trade Payables	14,925,000	18,781,000
2.01.03	Taxes Obligations	237,000	412,000
2.01.03.01	Federal Taxes Obligations	237,000	412,000
2.01.03.01.01	Income Tax and Social Contribution Payable	237,000	412,000
2.01.04	Current Debt and Finance Lease Obligations	34,971,000	31,855,000
2.01.04.01	Current Debt	34,904,000	31,796,000
2.01.04.03	Finance Lease Obligations	67,000	59,000
2.01.05	Other Liabilities	18,224,000	18,683,000
2.01.05.02	Others	18,224,000	18,683,000
2.01.05.02.04	Other Taxes and Contributions	11,860,000	11,826,000
2.01.05.02.05	Other Accounts Payable	6,364,000	6,857,000
2.01.06	Provisions	2,853,000	2,672,000
2.01.06.02	Other Provisions	2,853,000	2,672,000
2.01.06.02.04	Pension and Medical Benefits	2,853,000	2,672,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	1,247,000	1,605,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	1,247,000	1,605,000
2.02	Non-Current Liabilities	449,053,000	471,035,000
2.02.01	Non-Current Debt and Finance Lease Obligations	329,787,000	353,929,000
2.02.01.01	Non-Current Debt	329,059,000	353,193,000
2.02.01.03	Finance Lease Obligations	728,000	736,000
2.02.03	Deferred Taxes	789,000	856,000
2.02.03.01	Deferred Income Tax and Social Contribution	789,000	856,000
2.02.04	Provisions	118,477,000	116,250,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,907,000	11,052,000
2.02.04.02	Other Provisions	106,570,000	105,198,000
2.02.04.02.04	Pension and Medical Benefits	71,498,000	69,996,000
2.02.04.02.05	Provision for Decommissioning Costs	33,436,000	33,412,000
2.02.04.02.06	Other Provisions	1,636,000	1,790,000
2.03	Shareholders' Equity	260,516,000	252,743,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,034,000	1,035,000
2.03.04	Profit Reserves	77,800,000	77,800,000
2.03.05	Retained Earnings/Losses	4,451,000	−
2.03.08	Other Comprehensive Income	(30,897,000)	(34,037,000)
2.03.09	Non-Controlling Interests	2,696,000	2,513,000

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Previous Year 01/01/2016 to 03/31/2016
3.01	Sales Revenues	68,365,000	70,337,000
3.02	Cost of Sales	(44,579,000)	(49,329,000)
3.03	Gross Profit	23,786,000	21,008,000
3.04	Operating Expenses / Income	(8,904,000)	(12,472,000)
3.04.01	Selling Expenses	(2,390,000)	(3,751,000)
3.04.02	General and Administrative Expenses	(2,307,000)	(2,652,000)
3.04.05	Other Operating Expenses	(4,819,000)	(6,457,000)
3.04.05.01	Other Taxes	(291,000)	(542,000)
3.04.05.02	Research and Development Expenses	(337,000)	(503,000)
3.04.05.03	Exploration Costs	(296,000)	(1,147,000)
3.04.05.05	Other Operating Expenses, Net	(3,895,000)	(4,265,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	612,000	388,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	14,882,000	8,536,000
3.06	Finance Income (Expenses), Net	(7,755,000)	(8,693,000)
3.06.01	Finance Income	933,000	886,000
3.06.01.01	Finance Income	933,000	886,000
3.06.02	Finance Expenses	(8,688,000)	(9,579,000)
3.06.02.01	Finance Expenses	(5,945,000)	(6,146,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,743,000)	(3,433,000)
3.07	Net Income Before Income Taxes	7,127,000	(157,000)
3.08	Income Tax and Social Contribution	(2,320,000)	(224,000)
3.08.01	Current	(826,000)	(1,637,000)
3.08.02	Deferred	(1,494,000)	1,413,000
3.09	Net Income from Continuing Operations	4,807,000	(381,000)
3.11	Income / Loss for the Period	4,807,000	(381,000)
3.11.01	Attributable to Shareholders of Petrobras	4,449,000	(1,246,000)
3.11.02	Attributable to Non-Controlling Interests	358,000	865,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.34000	(0.10000)
3.99.01.02	Preferred	0.34000	(0.10000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.34000	(0.10000)
3.99.02.02	Preferred	0.34000	(0.10000)

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Previous Year 01/01/2016 to 03/31/2016
4.01	Consolidated Net Income for the Period	4,807,000	(381,000)
4.02	Other Comprehensive Income	3,097,000	8,714,000
4.02.03	Cumulative Translation Adjustments	(2,516,000)	(8,477,000)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	(40,000)	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	5,461,000	22,013,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	2,435,000	2,900,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(2,684,000)	(8,470,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	441,000	748,000
4.03	Total Consolidated Comprehensive Income for the Period	7,904,000	8,333,000
4.03.01	Attributable to Shareholders of Petrobras	7,591,000	7,919,000
4.03.02	Attributable to Non-Controlling Interests	313,000	414,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Previous Year 01/01/2016 to 03/31/2016
6.01	Net cash provided by operating activities	23,225,000	17,307,000
6.01.01	Cash provided by operating activities	27,465,000	24,454,000
6.01.01.01	Net Income (loss) for the period	4,807,000	(381,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	2,177,000	2,005,000
6.01.01.03	Results in equity-accounted investments	(612,000)	(388,000)
6.01.01.04	Depreciation, depletion and amortization	10,766,000	12,649,000
6.01.01.05	Impairment of assets (reversal)	(21,000)	294,000
6.01.01.06	Exploratory expenditures write-offs	24,000	579,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	123,000	102,000
6.01.01.08	Foreign exchange, indexation and finance charges	7,854,000	8,751,000
6.01.01.09	Deferred income taxes, Net	1,494,000	(1,413,000)
6.01.01.10	Allowance (reversals) for impairment of trade and others receivables	(6,000)	503,000
6.01.01.11	Inventory write-down to net realizable value	71,000	1,176,000
6.01.01.12	Reclassification of cumulative translation adjustment and other comprehensive income	185,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	603,000	577,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(4,240,000)	(7,147,000)
6.01.02.01	Trade and other receivables, net	1,513,000	3,584,000
6.01.02.02	Inventories	1,214,000	(1,673,000)
6.01.02.03	Judicial deposits	(951,000)	(383,000)
6.01.02.04	Other assets	(454,000)	(788,000)
6.01.02.05	Trade payables	(3,290,000)	(3,775,000)
6.01.02.06	Other taxes payable	300,000	(2,220,000)
6.01.02.07	Pension and medical benefits	(491,000)	(438,000)
6.01.02.08	Income tax and social contribution paid	(264,000)	(271,000)
6.01.02.09	Other liabilities	(1,817,000)	(1,183,000)
6.02	Net cash used in investing activities	(8,262,000)	(14,518,000)
6.02.01	Capital expenditures	(10,024,000)	(14,673,000)
6.02.02	Decrease in investments in investees	(34,000)	(268,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,873,000	11,000
6.02.04	Divestment (investment) in marketable securities	(278,000)	397,000
6.02.05	Dividends received	201,000	15,000
6.03	Net cash used in financing activities	(21,360,000)	(17,359,000)
6.03.01	Non-controlling Interest	(130,000)	146,000
6.03.02	Proceeds from financing	13,028,000	7,215,000
6.03.03	Repayment of principal	(29,006,000)	(17,098,000)
6.03.04	Repayment of Interest	(5,252,000)	(7,622,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,837,000)	(5,497,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(8,234,000)	(20,067,000)
6.05.01	Cash and cash equivalents at the beginning of the year	69,108,000	97,845,000
6.05.02	Cash and cash equivalents at the end of the period	60,874,000	77,778,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 03/31/2017

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	1,035,000	77,800,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,035,000	77,800,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	(1,000)	−	2,000	(2,000)	(1,000)	(130,000)	(131,000)
5.04.08	Change in Interest in Subsidiaries	−	(1,000)	−	−	−	(1,000)	(130,000)	(131,000)
5.04.09	Realization of the Deemed Cost	−	−	−	2,000	(2,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	4,449,000	3,142,000	7,591,000	313,000	7,904,000
5.05.01	Net Income for the Period	−	−	−	4,449,000	−	4,449,000	358,000	4,807,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,142,000	3,142,000	(45,000)	3,097,000
5.07	Balance at the End of the Period	205,432,000	1,034,000	77,800,000	4,451,000	(30,897,000)	257,820,000	2,696,000	260,516,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 03/31/2016

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	−	16,000	−	3,000	(3,000)	16,000	104,000	120,000
5.04.06	Dividends	−	−	−	−	−	−	(5,000)	(5,000)
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000	109,000	125,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(1,246,000)	9,165,000	7,919,000	414,000	8,333,000
5.05.01	Net Income for the Period	−	−	−	(1,246,000)	−	(1,246,000)	865,000	(381,000)
5.05.02	Other Comprehensive Income	−	−	−	−	9,165,000	9,165,000	(451,000)	8,714,000
5.07	Balance at the End of the Period	205,432,000	37,000	92,612,000	(1,243,000)	(34,172,000)	262,666,000	3,717,000	266,383,000

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 03/31/2017	Accumulated of the Previous Year 01/01/2016 to 03/31/2016
7.01	Sales Revenues	97,523,000	105,598,000
7.01.01	Sales of Goods and Services	86,485,000	89,895,000
7.01.02	Other Revenues	2,338,000	2,495,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	8,694,000	13,711,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	6,000	(503,000)
7.02	Inputs Acquired from Third Parties	(31,716,000)	(42,179,000)
7.02.01	Cost of Sales	(12,616,000)	(18,161,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(14,119,000)	(17,620,000)
7.02.03	Impairment Charges / Reversals of Assets	21,000	(294,000)
7.02.04	Others	(5,002,000)	(6,104,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(4,931,000)	(4,928,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value (Market Value)	(71,000)	(1,176,000)
7.03	Gross Added Value	65,807,000	63,419,000
7.04	Retentions	(10,766,000)	(12,649,000)
7.04.01	Depreciation, Amortization and Depletion	(10,766,000)	(12,649,000)
7.05	Net Added Value Produced	55,041,000	50,770,000
7.06	Transferred Added Value	1,633,000	1,353,000
7.06.01	Share of Profit of Equity-Accounted Investments	612,000	388,000
7.06.02	Finance Income	933,000	886,000
7.06.03	Others	88,000	79,000
7.07	Total Added Value to be Distributed	56,674,000	52,123,000
7.08	Distribution of Added Value	56,674,000	52,123,000
7.08.01	Employee Compensation	7,753,000	7,609,000
7.08.01.01	Salaries	4,854,000	4,653,000
7.08.01.02	Fringe Benefits	2,535,000	2,599,000
7.08.01.03	Unemployment Benefits (FGTS)	364,000	357,000
7.08.02	Taxes and Contributions	27,286,000	25,342,000
7.08.02.01	Federal	15,941,000	12,223,000
7.08.02.02	State	11,194,000	12,912,000
7.08.02.03	Municipal	151,000	207,000
7.08.03	Return on Third-Party Capital	16,828,000	19,553,000
7.08.03.01	Interest	10,219,000	11,055,000
7.08.03.02	Rental Expenses	6,609,000	8,498,000
7.08.04	Return on Shareholders' Equity	4,807,000	(381,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	4,449,000	(1,246,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	358,000	865,000

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of preparation of interim financial information

This consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

This parent company interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

The Company’s Board of Directors in a meeting held on May 11, 2017 authorized the issuance of these consolidated interim financial information.

2.1.	Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its financial statements for the period ended March 31, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Accordingly, the Company recognized through 2016 the accumulated amount of R$ 661 as compensations for damages relating to the “Lava Jato” Operation (R$ 432 in 2016 and R$ 229 in 2015). In the first quarter of 2017, there was no amount received with respect to the Lava Jato Operation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 32 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into five criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general

.

4.	Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended March 31, 2017 when compared to December 31, 2016.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, as described in note 33.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and our functional currency, the real. Further information on this policy is presented in note 30.2.

In March 2017, the Company received an official communication from Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requiring the restatement of the Company’s financial statements for all periods since the beginning of hedge accounting policy application involving hedging relationships to account for the effects of the existing hedge between its long-term debt obligations denominated in U.S. dollars and its highly probable U.S. dollar denominated future export revenues. The Company reaffirms that its accounting policy has been correctly applied and has taken all measures to safeguard its interests. The effects of this communication are currently suspended awaiting the CVM’s Collegiate Body evaluation on the merits of the appeals.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	03.31.2017	12.31.2016
Cash at bank and in hand	1,183	1,926
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	10,510	3,845
Other investment funds	164	427
	10,674	4,272
- Abroad
Time deposits	11,867	10,053
Automatic investing accounts and interest checking accounts	25,862	31,875
Treasury bonds	7,348	17,004
Other financial investments	3,940	3,978
	49,017	62,910
Total short-term financial investments	59,691	67,182
Total cash and cash equivalents	60,874	69,108

Short-term financial investments in Brazil comprise investments in funds holding Brazilian Federal Government Bonds that mature in three months or less from the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bills.

Marketable securities

		Consolidated
	03.31.2017	12.31.2016
Trading securities	2,909	2,556
Available-for-sale securities	416	1
Held-to-maturity securities	297	292
Total	3,622	2,849
Current	2,909	2,556
Non-current	713	293

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-for sale securities refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million of shares) in exchange and in proportion to the shares that PBIO held in Nova Fronteira. Further information on this transaction is presented in note 9.1.

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	Consolidated
	03.31.2017	12.31.2016
Trade receivables
Third parties	19,883	21,182
Related parties
Investees (note 17.7)	1,711	1,809
Receivables from the electricity sector (note 7.4)	16,203	16,042
Petroleum and alcohol accounts - receivables from Brazilian Government	828	875
Other receivables	7,494	8,149
	46,119	48,057
Allowance for impairment of trade receivables	(17,566)	(17,682)
Total	28,553	30,375
Current	14,042	15,543
Non-current	14,511	14,832

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.2.	Trade receivables overdue - Third parties
		Consolidated
	03.31.2017	12.31.2016
Up to 3 months	882	1,313
From 3 to 6 months	163	218
From 6 to 12 months	434	1,339
More than 12 months	9,453	8,637
Total	10,932	11,507

7.3.	Changes in the allowance for impairment of trade receivables
		Consolidated
	03.31.2017	12.31.2016
Opening balance	17,682	14,274
Additions (*)	146	4,532
Write-offs	(1)	(28)
Reversals	(152)	(595)
Cumulative translation adjustment	(109)	(501)
Closing balance	17,566	17,682
Current	6,612	6,551
Non-current	10,954	11,131

(*) In 2016, additions include: R$ 1,242 from electricity sector and R$ 2,045 from losses on advances to suppliers, as well as assumed debt and termination costs relating to the agreement with the Ecovix shipyard.

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
								Consolidated
						Allowance for impairment
	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Recognition, net of reversals	Transfers (*)	Inflation indexation	As of 03.31.2017
Related parties (Eletrobras Group)
AME(**)	8,065	312	(514)	119	24	−	223	8,229
Ceron(***)	1,201	−	(15)	−	−	−	34	1,220
Others	313	29	(40)	−	3	−	13	318
Subtotal	9,579	341	(569)	119	27	−	270	9,768
Third parties
Cigás	468	591	(502)	(119)	−	−	11	449
Celpa (****)	73		(153)	−	80	−	−	−
Others	15	126	(122)	−	2	−	−	21
Subtotal	483	790	(777)	(119)	82	−	11	470
Trade receivables, net	10,062	1,131	(1,346)	−	109	−	281	10,237

Trade receivables - Eletrobras Group	16,042	341	(569)	119			270	16,203
(-) Allowance for impairment	(6,463)				27	−		(6,436)
Subtotal	9,579	341	(569)	119	27	−	270	9,768
Trade receivables - Third parties	1,683	790	(777)	(119)			11	1,588
(-) Allowance for impairment	(1,200)				82	−		(1,118)
Subtotal	483	790	(777)	(119)	82	−	11	470
Trade receivables - Total	17,725	1,131	(1,346)	−	−	−	281	17,791
(-) Allowance for impairment	(7,663)	−	−	−	109	−	−	(7,554)
Trade receivables, net	10,062	1,131	(1,346)	−	109	−	281	10,237
(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.
(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas do Norte
(****) Centrais Elétricas do Pará

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to the Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company intensified the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis. Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued.

The contractual amortization clauses established in the debt acknowledgement agreement determine the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than sales and inflation indexation on debt acknowledgement agreements.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2016 the Company recognized R$ 1,242 as allowance for impairment of trade receivables (R$ 1,876 in 2015), net of reversals, with respect to uncollateralized outstanding receivables.

Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;
•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);
•	suspension of fuel oil supply on credit, except when legally enforced;
•	the wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank files and as delinquent companies in ANEEL files;
•	Petrobras parent company registered AME as a delinquent company in ANEEL files.

In the first quarter of 2017, the Company accounted for a reversal of allowances for impairment of trade receivables previously recognized in the amount of R$ 109 mainly due to overdue receivables paid by CELPA - Centrais Elétricas do Pará. In the same period in 2016, the Company wrote-down R$ 544 as allowance for impairment of trade receivables (net of reversals).

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

8.	Inventories
		Consolidated
	03.31.2017	12.31.2016
Crude oil	10,438	11,485
Oil products	8,254	8,634
Intermediate products	2,213	2,281
Natural gas and LNG (*)	305	435
Biofuels	576	686
Fertilizers	234	85
Total products	22,020	23,606
Materials, supplies and others	4,190	4,053
Total	26,210	27,659
Current	26,172	27,622
Non-current	38	37
(*) LNG - Liquid Natural Gas

The amount of inventories is presented net of R$ 19 reducing inventories to net realizable value (R$ 92 as of December 31, 2016), mainly due to changes in international prices of crude oil and oil products. In the three-month period ended March 31, 2017, the Company recognized as cost of sales R$ 71 reducing inventories to net realizable value, net of reversals (R$ 1,176 in the same period of 2016).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,646 (R$ 6,449 as of December 31, 2016), as set out in note 20.1.

9.	Disposal of Assets and other changes in organizational structure
9.1.	Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470 million, of which US$ 90 million were received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 million were paid by Southern Cross at the transaction closing. Accordingly, the Company recognized a gain of R$ 2 as other expenses, net, in the first quarter of 2017, taking into account the impairment of R$ 266 at December 31, 2016.

In addition, a R$ 248 loss was recycled from shareholders’ equity to other expenses, net within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S Dollar from the time of the acquisition of this investment to its disposal (see note 21.2).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste - NTS (Rio de Janeiro, Minas Gerais and São Paulo), the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

•

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of R$ 2.31 billion, based on independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase requires the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

•

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (R$ 2.6 billion) and transfer of all of its interest in NTS to Petrobras, as occurred on

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

October 24, 2016 pursuant to Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by ANP.

At March 31, 2017, the related assets and liabilities remained classified as held for sale as the completion of this transaction was still subject to certain customary conditions precedent, including the approvals by relevant regulators.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion refers to an escrow account in the amount of US$ 100 pledged as collateral for charges associated with pipelines repair, and to the sale of shares and US$ 1.64 billion refers to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850 million, also referring to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

The Company estimates a gain before taxes on this transaction amounting to R$ 6.7 billion, to be recognized in the second quarter of 2017. The estimated amount is subject to price adjustment according to the purchase and sale agreement.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A. to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. The amount of this transaction is indexed to the CDI rate (Brazilian interbank interest rate), from the signing to the closing date, and remains subject to adjustments based on Liquigás’ working capital changes, net debt and market value of its inventories, from December 31, 2015 to the transaction closing.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2.7 billion.

At March 31, 2017, the related assets and liabilities remained classified as held for sale because some of the conditions precedent were not yet performed, including the approval by the Brazilian Antitrust Regulator (CADE).

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203 million, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to R$ 578 was accounted for.

Additionally, a gain of R$ 132 was recycled from shareholders’ equity to other expenses, net within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 21.2). This gain was partially offset by a R$ 69 loss also recycled from shareholders’ equity to other expenses, net, reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of its interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe) to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, which will be totally disbursed at the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the operation was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting. However, this transaction closing remains subject to the approval of the Brazilian Antitrust Regulator (CADE), as well as to the fulfillment of certain other customary conditions precedent. Therefore, the respective assets and liabilities remained classified as held for sale at March 31, 2017.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% interests and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, to the potential exercise of preemptive rights by current Iara partners, as well as other customary conditions precedent. Accordingly, the related assets and liabilities remained classified as held for sale at March 31, 2017.

9.2.	Other changes in organizational structure

Merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) entered into an agreement with São Martinho group which establishes the merger of PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares will not be subject to any kind of lock-up and their sale will occur in 4 years through a structured process.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

9.3.	Assets classified as held for sale
						Consolidated
					03.31.2017	12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	29	−	29	355
Trade receivables	−	−	466	−	466	667
Inventories	−	−	388	−	388	560
Investments	−	−	15	−	15	1,233
Property, plant and equipment	3,491	3	961	9,382	13,837	14,409
Others	−	−	899	98	997	1,445
Total	3,491	3	2,758	9,480	15,732	18,669

Liabilities on assets classified as held for sale (*)
Trade Payables	31	−	185	38	254	440
Finance debt	−	−	37	−	37	45
Provision for decommissioning costs	189	−	−	−	189	170
Others	−	−	258	509	767	950
Total	220	−	480	547	1,247	1,605

(*) As of March 31, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of  Nova Transportadora do Sudeste, Liquigás, Petroquímica Suape and Citepe, interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of PCD and Guarani.

9.4.	Civil action filed by the Brazilian Federal Audit Court (TCU)

On March 15, 2017, after the Company’s revision of its divestments decision-making methodology, the Brazilian Federal Audit Court (Tribunal de Contas da União – TCU) dismissed the civil action filed on December 7, 2016, which prohibited Petrobras from commencing additional divestment projects. This decision enabled the Company to progress with two ongoing deals (sale of interests in Baúna and Tartaruga Verde fields and Saint Malo field located in U.S. Gulf of Mexico) and also to commence new divestment projects based on the revised methodology. However, the Company suspended its intention to sell interests in Baúna and Tartaruga Verde fields due to a judicial injunction ordered by the Brazilian Federal Court in the state of Sergipe preventing the contract signing, and also suspended its intention to sell interest in the Saint Malo field, as this transaction have not achieved the expected outcomes.

On March 30, 2017, the Company’s Executive Board approved the new divestment portfolio, consisting of projects that will follow the revised divestment methodology since their beginning, in compliance with the TCU’s decision.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.	Investments
10.1.	Changes in investments (Parent Company)
	Balance at 12.31.2016	Investments	Capital transactions	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 03.31.2017

Subsidiaries
PNBV	68,167	−	52	1,716	(1,946)	−	−	67,989
PIB BV	20,076	−	−	(424)	(281)	−	−	19,371
TAG	8,494	−	−	165	−	442	(22)	9,079
BR Distribuidora	7,294	−	−	172	−	−	−	7,466
Transpetro	3,879	−	−	91	(27)	−	−	3,943
PB-LOG	3,348	−	−	167	−	−	−	3,515
PBIO	1,350	−	−	49	(132)	30	−	1,297
Logigás	1,190	−	−	86	−	−	−	1,276
Gaspetro	952	−	−	19	−	−	6	977
Breitener	633	−	−	18	−	−	−	651
Araucária Nitrogenados	194	116	−	(53)	−	−	−	257
Termomacaé Ltda	705	−	−	(636)	−	−	−	69
Other subsidiaries	808	−	−	35	6	−	−	849
Joint operations	233	−	−	15	−	−	9	257
Joint ventures	314	110	−	(96)	−	−	−	328
Associates								−
Petrochemical associates	3,464	−	−	640	(91)	372	−	4,385
Other associates	71	−	−	10	−	−	−	81
Subsidiaries, joint operations/joint ventures and associates	121,172	226	52	1,974	(2,471)	844	(7)	121,790
Other investments	19							19
Total investments	121,191	226	52	1,974	(2,471)	844	(7)	121,809
Results in investees transferred to assets held for sale				683
Results in equity-accounted investments				2,657
(*) Includes unrealized profits from transactions between companies.

10.2.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,654	−	−	40	(131)	−	(156)	4,407
State-controlled natural gas distributors	1,076	−	−	59	−	−	(12)	1,123
Compañia Mega S.A. - MEGA	115	−	−	20	−	−	−	135
Other petrochemical joint ventures	83			5			−	88
Other joint ventures	337	130	−	(115)	−	−	−	352
Associates
Other petrochemical associates	3,464	−	−	640	(91)	372	−	4,385
Other associates	169	−	(11)	3	(2)	−	−	159
Other investments	50	−	−	−	−	−	−	50
Total	9,948	130	(11)	652	(224)	372	(168)	10,699
Results in investees transferred to assets held for sale				(40)
Results in equity-accounted investments				612

10.3.	Investments in listed companies
		Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	03.31.2017	12.31.2016	Type	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Associate
Braskem S.A.	212,427	212,427	Common	29.99	29.99	6,371	6,371
Braskem S.A.	75,762	75,762	Preferred A	31.75	34.25	2,405	2,595
						8,776	8,966

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of March 31, 2017, the quoted market value of the Company’s investment in Braskem was R$ 8,776, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

11.	Property, plant and equipment
11.1.	By class of assets
					Consolidated	Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2016	23,821	288,539	146,861	170,610	629,831	442,439
Additions	361	3,223	41,337	720	45,641	33,657
Additions to / review of estimates of decommissioning costs	−	−	−	3,113	3,113	2,868
Capitalized borrowing costs	−	−	5,982	−	5,982	4,470
Write-offs	(210)	(465)	(4,689)	(153)	(5,517)	(5,210)
Transfers (***)	1,479	16,645	(55,069)	20,570	(16,375)	(5,516)
Depreciation, amortization and depletion	(1,479)	(26,102)	−	(20,422)	(48,003)	(36,742)
Impairment recognition	(1,036)	(12,652)	(1,510)	(6,357)	(21,555)	(13,709)
Impairment reversal	−	2,511	−	584	3,095	2,514
Cumulative translation adjustment	(180)	(15,128)	(7,210)	(1,818)	(24,336)	−
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Cost	32,589	415,663	125,702	262,886	836,840	624,946
Accumulated depreciation, amortization and depletion	(9,833)	(159,092)	−	(96,039)	(264,964)	(200,175)
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Additions	1	302	8,970	22	9,295	6,903
Additions to / review of estimates of decommissioning costs	−	−	−	44	44	44
Capitalized borrowing costs	−	−	1,529	−	1,529	1,128
Write-offs	(3)	(9)	(172)	(4)	(188)	(154)
Transfers (***)	227	5,840	(9,076)	3,541	532	29
Depreciation, amortization and depletion	(333)	(5,418)	−	(4,770)	(10,521)	(8,173)
Impairment recognition	−	−	(51)	−	(51)	(51)
Cumulative translation adjustment	(21)	(2,042)	(1,018)	(200)	(3,281)	−
Balance at March 31, 2017	22,627	255,244	125,884	165,480	569,235	424,497
Cost	32,773	418,278	125,884	266,068	843,003	632,795
Accumulated depreciation, amortization and depletion	(10,146)	(163,034)	−	(100,588)	(273,768)	(208,298)
Balance at March 31, 2017	22,627	255,244	125,884	165,480	569,235	424,497

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2017 includes transfers from intangibles assets and in 2016 also includes transfers to assets held for sale.

At March 31, 2017, consolidated and Parent Company property, plant and equipment includes assets under finance leases of R$ 403 and R$ 5,929, respectively (R$ 407 and R$ 6,004 at December 31, 2016).

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of March 31, 2017, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the settlement form and the final amount to be established for this agreement are not defined. The beginning of negotiation with the Brazilian Federal Government still depends on the conclusion of the appraisals by independent experts engaged by both parties, and the issuance of the respective reports.

With respect to the negotiation with the Brazilian Federal Government, on October 21, 2016 the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board’s decisions through opinions about related matters. This committee is composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

12.	Intangible assets
12.1.	By class of assets
					Consolidated	Parent Company
			Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2016	9,516	308	1,131	1,117	12,072	9,133
Addition	39	53	204	−	296	208
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(523)	−	(4)	−	(527)	(177)
Transfers	(44)	(15)	(1)	(332)	(392)	(7)
Amortization	(78)	(120)	(342)	−	(540)	(407)
Impairment recognition	(7)	−	−	−	(7)	−
Cumulative translation adjustment	(178)	(4)	(4)	(67)	(253)	−
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Cost	9,367	1,587	3,941	718	15,613	12,459
Accumulated amortization	(642)	(1,365)	(2,943)	−	(4,950)	(3,695)
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Addition	7	11	47	−	65	49
Capitalized borrowing costs	−	−	3	−	3	3
Write-offs	(7)	−	−	−	(7)	(7)
Transfers	(3)	−	−	−	(3)	−
Amortization	(16)	(23)	(79)	−	(118)	(91)
Cumulative translation adjustment	(2)	−	−	(4)	(6)	−
Balance at March 31, 2017	8,704	210	969	714	10,597	8,718
Cost	9,359	1,593	3,983	714	15,649	12,500
Accumulated amortization	(655)	(1,383)	(3,014)	−	(5,052)	(3,782)
Balance at March 31, 2017	8,704	210	969	714	10,597	8,718
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

		Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2017	12.31.2016
Property, plant and equipment
Opening Balance	16,728	20,310
Additions to capitalized costs pending determination of proved reserves	634	3,543
Capitalized exploratory costs charged to expense	(1)	(3,603)
Transfers upon recognition of proved reserves	(145)	(3,304)
Cumulative translation adjustment	(27)	(218)
Closing Balance	17,189	16,728
Intangible Assets	7,272	7,288
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,461	24,016
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
Exploration costs recognized in the statement of income	Jan-Mar/2017	Jan-Mar/2016
Geological and geophysical expenses	266	314
Exploration expenditures written off (includes dry wells and signature bonuses)	24	579
Other exploration expenses	6	254
Total expenses	296	1,147
Cash used in:
Operating activities	272	568
Investment activities	650	1,143
Total cash used	922	1,711

14.	Trade payables
		Consolidated
	03.31.2017	12.31.2016
Third parties in Brazil	9,176	10,690
Third parties abroad	4,598	6,580
Related parties	1,151	1,511
Balance in current liabilities	14,925	18,781

15.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at March 31, 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

					Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	−	(342)	−	−	(342)
Additions (new funding obtained)	−	1,543	−	−	1,543
Interest incurred during the period	−	1,045	1	−	1,046
Foreign exchange/inflation indexation charges	−	(5,277)	194	5	(5,078)
Transfer from long-term to short-term	−	(24,394)	(471)	(8)	(24,873)
Transfer to liabilities associated with assets classified as held for sale	−	(21)	−	−	(21)
Balance as of December 31, 2016	−	68,990	6,458	65	75,513
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(2,210)	(17,565)	(30,304)	(303)	(50,382)
Additions (new funding obtained)	−	24,956	33,450	−	58,406
Interest incurred during the period	13	60	178	30	281
Foreign exchange/inflation indexation charges	(617)	(4,117)	(1,931)	(80)	(6,745)
Transfer from long-term to short-term	(3,373)	(14,472)	(36,659)	(390)	(54,894)
Transfer to liabilities associated with assets classified as held for sale	−	−	(1,061)	−	(1,061)
Balance as of December 31, 2016	11,951	109,781	154,301	1,647	277,680
Total Balance as of December 31, 2016	11,951	178,771	160,759	1,712	353,193

Non-current
In Brazil
Opening balance at January 1, 2017	−	68,990	6,458	65	75,513
Cumulative translation adjustment (CTA)	−	(67)	−	−	(67)
Additions (new funding obtained)	−	177	−	−	177
Interest incurred during the period	−	264	−	−	264
Foreign exchange/inflation indexation charges	−	(93)	31	1	(61)
Transfer from long-term to short-term	−	(4,173)	(147)	(2)	(4,322)
Transfer to liabilities associated with assets classified as held for sale	−	−	−	−	−
Balance as of March 31, 2017	−	65,098	6,342	64	71,504
Abroad
Opening balance at January 1, 2017	11,951	109,781	154,301	1,647	277,680
Cumulative translation adjustment (CTA)	(276)	(2,360)	(4,304)	(43)	(6,983)
Additions (new funding obtained) (*)	−	−	12,747	−	12,747
Interest incurred during the period	3	18	833	7	861
Foreign exchange/inflation indexation charges	(80)	(709)	401	(4)	(392)
Transfer from long-term to short-term	(863)	(1,330)	(24,117)	(48)	(26,358)
Transfer to liabilities associated with assets classified as held for sale	−	−	−	−	−
Balance as of March 31, 2017	10,735	105,400	139,861	1,559	257,555
Total Balance as of March 31, 2017	10,735	170,498	146,203	1,623	329,059

(*) Mainly comprises global notes issued in January 2017, in the amount of US$ 4 billion, with maturities of 5 and 10 years. The net proceeds of this issuance were entirely used to repurchase global notes previously issued.

		Consolidated
Current	03.31.2017	12.31.2016
Short-term debt	1,041	1,167
Current portion of long-term debt	28,039	25,352
Accrued interest	5,824	5,277
Total	34,904	31,796

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

15.1.	Summarized information on current and non-current finance debt
								Consolidated
Maturity in	2017	2018	2019	2020	2021	2022 onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	8,123	8,369	14,262	19,661	10,932	17,322	78,669	70,498
Floating rate debt	6,629	6,501	12,765	18,225	9,510	12,145	65,775
Fixed rate debt	1,494	1,868	1,497	1,436	1,422	5,177	12,894
Average interest rate	10.5%	8.2%	7.8%	6.7%	6.1%	5.2%	7.6%

Financing in U.S. Dollars (US$):	16,576	23,183	40,248	23,222	45,918	107,141	256,288	277,915
Floating rate debt	13,997	20,001	35,441	17,822	7,841	39,126	134,228
Fixed rate debt	2,579	3,182	4,807	5,400	38,077	68,015	122,060
Average interest rate	4.8%	5.4%	5.4%	5.8%	5.4%	6.6%	6.0%

Financing in R$ indexed to US$:	317	366	357	357	357	984	2,738	2,784
Floating rate debt	56	70	61	61	61	51	360
Fixed rate debt	261	296	296	296	296	933	2,378
Average interest rate	5.9%	5.5%	5.5%	5.6%	5.8%	6.7%	5.9%

Financing in Pound Sterling (£):	99	32	−	−	−	6,804	6,935	6,916
Fixed rate debt	99	32	−	−	−	6,804	6,935
Average interest rate	6.2%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	296	292	−	−	−	−	588	642
Floating rate debt	296	292	−	−	−	−	588
Average interest rate	0.5%	0.5%	−	−	−	−	0.5%

Financing in Euro (€):	141	3,886	2,296	664	2,528	9,208	18,723	19,727
Floating rate debt	−	−	−	513	−	−	513
Fixed rate debt	141	3,886	2,296	151	2,528	9,208	18,210
Average interest rate	4.0%	4.2%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	22	−	−	−	−	−	22	22
Fixed rate debt	22	−	−	−	−	−	22
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of March 31, 2017	25,574	36,128	57,163	43,904	59,735	141,459	363,963	378,504
Average interest rate	6.0%	5.9%	5.9%	6.0%	5.5%	6.4%	6.2%

Total as of December 31, 2016	31,796	36,557	68,112	53,165	61,198	134,161	384,989	387,077
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of March 31, 2017 is 7.61 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into fair value hierarchy as follows:

•	Level 1 – quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 150,151 as of March 31, 2017 (R$ 151,582 as of December 31, 2016); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking account their currencies and also the Petrobras’ credit risk, amounting to R$ 228,353 as of March 31, 2017 (R$ 235,495 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

15.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the three-month period ended March 31, 2017, the capitalization rate was 6.21% p.a. (5.26% p.a. for the same period in 2016).

15.3.	Lines of credit – outstanding balance
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	−	300
Total				2,800	−	2,800
In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	255	240	15
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,295	7,583
Transpetro	BNDES	1/31/2007	Not defined	2,246	711	1,535
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	159	74	85
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				12,867	3,320	9,547

15.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 17.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
						Consolidated
			Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	520	(293)	227	113	(63)	50
2018 - 2021	2,512	(1,338)	1,174	562	(289)	273
2022 and thereafter	4,356	(1,122)	3,234	1,376	(904)	472
As of March 31, 2017	7,388	(2,753)	4,635	2,051	(1,256)	795
Current			288			67
Non-current			4,347			728
As of March 31, 2017			4,635			795
Current			297			59
Non-current			4,506			736
As of December 31, 2016			4,803			795

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated
2017	25,875
2018	26,197
2019	23,398
2020	22,717
2021	21,947
2022 and thereafter	171,471
As of March 31, 2017	291,605

As of December 31, 2016	315,865

As of March 31, 2017, the balance of estimated future minimum lease payments under operating leases includes R$ 158,456 in the Consolidated (R$ 161,884 on December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the three-month period ended March 31, 2017, the Company recognized expenditures of R$ 8,436 (R$ 8,074 in the same period of 2016) for operating lease installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must prior assess transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities), as well as transactions with entities controlled by key management personnel or by their close family members, with monthly reporting of these assessments to the Board of Directors, for transactions that meet the materiality criteria established in CVM Instruction 480/09.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, must be preceded by the Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of board members.

The Related-Party Transactions Policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
			03.31.2017			12.31.2016
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	7,132	−	7,132	10,031	−	10,031
Dividends receivable	2,891	−	2,891	3,045	−	3,045
Intercompany loans	−	215	215	−	225	225
Capital increase (advance)	−	3,749	3,749	−	3,882	3,882
Amounts related to construction of natural gas pipeline	−	1,052	1,052	−	1,126	1,126
Finance leases	99	911	1,010	98	914	1,012
Other operations	481	430	911	558	425	983
Assets held for sale	178	−	178	702	−	702
Total	10,781	6,357	17,138	14,434	6,572	21,006

Liabilities
Finance leases	(1,010)	(4,334)	(5,344)	(1,096)	(4,452)	(5,548)
Intercompany loans	−	(28,403)	(28,403)	−	(28,903)	(28,903)
Prepayment of exports	(34,696)	(95,933)	(130,629)	(28,115)	(101,011)	(129,126)
Accounts payable to suppliers	(10,135)	−	(10,135)	(12,116)	−	(12,116)
Purchases of crude oil, oil products and others	(5,986)	−	(5,986)	(6,373)	−	(6,373)
Affreightment of platforms	(3,753)	−	(3,753)	(5,282)	−	(5,282)
Advances from clients	(396)	−	(396)	(461)	−	(461)
Total	(45,841)	(128,670)	(174,511)	(41,327)	(134,366)	(175,693)

Profit or Loss					Jan-Mar/2017	Jan-Mar/2016
Revenues, mainly sales revenues					32,222	30,869
Foreign exchange and inflation indexation charges					(1,938)	(1,940)
Financial income (expenses), net					(2,747)	(2,884)
Total					27,537	26,045

17.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
		Income (expense)			03.31.2017	12.31.2016			03.31.2017	12.31.2016
	Jan-Mar/2017	Jan-Mar/2016	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	16,584	19,922	1,982	−	1,982	2,259	(188)	−	(188)	(211)
PIB BV	4,520	(96)	2,067	112	2,179	4,395	(35,522)	(124,336)	(159,858)	(158,760)
Gaspetro	1,541	1,899	804	97	901	849	(328)	−	(328)	(291)
PNBV	599	1,001	1,653	28	1,681	1,880	(4,257)	−	(4,257)	(5,891)
Transpetro	244	219	571	199	770	1,169	(1,087)	−	(1,087)	(1,093)
Logigás	(11)	(66)	249	1,052	1,301	1,368	(110)	−	(110)	(205)
Thermoelectrics	(45)	(71)	21	211	232	322	(165)	(912)	(1,077)	(1,103)
Fundo de Investimento Imobiliário	(53)	(88)	66	−	66	66	(249)	(1,514)	(1,763)	(1,723)
TAG	67	15	1,498	4,606	6,104	5,942	(2,016)	−	(2,016)	(1,938)
Other subsidiaries	375	848	1,535	48	1,583	2,272	(1,267)	−	(1,267)	(1,634)
Total Subsidiaries	23,821	23,583	10,446	6,353	16,799	20,522	(45,189)	(126,762)	(171,951)	(172,849)
Structured Entities
PDET Off Shore	(24)	(28)	−	−	−	−	(254)	(369)	(623)	(888)
CDMPI	(46)	(52)	−	−	−	−	(383)	(1,539)	(1,922)	(1,876)
Total Structured Entities	(70)	(80)	−	−	−	−	(637)	(1,908)	(2,545)	(2,764)
Associates
Companies from the petrochemical sector	3,786	2,538	266	−	266	412	(4)	−	(4)	(72)
Other associates	−	4	69	4	73	72	(11)	−	(11)	(8)
Total Associates	3,786	2,542	335	4	339	484	(15)	−	(15)	(80)
Total	27,537	26,045	10,781	6,357	17,138	21,006	(45,841)	(128,670)	(174,511)	(175,693)
(*) Includes its subsidiaries and joint ventures.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.3.	Annual rates for intercompany loans
				Parent Company
		Assets		Liabilities
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
From 5.01% to 7%	75	77	(28,403)	(28,903)
From 7.01% to 9%	95	100	−	−
More than 9.01%	45	48	−	−
Total	215	225	(28,403)	(28,903)

17.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

		Parent Company
	03.31.2017	12.31.2016
Other receivables	9,193	11,301
Assignments of receivables	(16,611)	(23,121)

	Jan-Mar/2017	Jan-Mar/2016
Finance income FIDC-NP	337	257
Finance expense FIDC-NP	(642)	(613)
Net finance income (expense)	(305)	(356)

17.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

						03.31.2017	12.31.2016
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2017	−	−	2,864	−	14	2,878	6,374
2018	6,381	7,921	4,571	−	1,066	19,939	20,935
2019	7,741	18,694	7,351	−	649	34,435	45,463
2020	6,634	16,888	1,499	−	7,179	32,200	41,270
2021	40,563	−	634	−	5,500	46,697	47,950
2022	8,371	−	−	4,495	2,142	15,008	9,008
2023 and thereafter	77,723	32,602	7,881	−	1,486	119,692	116,870
Total	147,413	76,105	24,800	4,495	18,036	270,849	287,870
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into 2 finance agreements with China Development Bank (CDB), maturing in 2019 and 2026, which are collateralized based on future oil exports for specific buyer, limited to 300 thousand barrels per day up to 2019 and 200 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt. PGT, a wholly-owned subsidiary of Petrobras, guarantees these financing operations.

17.6.	Investment fund of subsidiaries abroad

As of March 31, 2017, a subsidiary of PIB BV had R$ 9,937 (R$ 10,389 as of December 31, 2016) invested in an investment fund abroad that held debt securities of NTS and of consolidated structured entities, mainly with respect to the following projects: Gasene, CDMPI, Charter and PDET.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.7.	Transactions with joint ventures, associates, government entities and pension funds

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

						Consolidated
	Jan-Mar/2017		03.31.2017	Jan-Mar/2016		12.31.2016
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,483	814	279	1,835	803	226
Petrochemical companies	3,769	276	22	2,501	426	88
Other associates and joint ventures	445	621	900	614	580	1,245
Subtotal	5,697	1,711	1,201	4,950	1,809	1,559

Government entities
Government bonds	111	3,725	−	132	3,628	−
Banks controlled by the Federal Government	(1,411)	15,185	60,044	(2,933)	13,408	64,727
Receivables from the Electricity sector (note 7.4)	611	16,203	8	966	16,042	8
Petroleum and alcohol account - receivables from Federal government	2	828	−	4	875	−
Others	216	188	744	249	1,326	1,081
Subtotal	(471)	36,129	60,796	(1,582)	35,279	65,816
Pension plans	−	168	180	−	158	324
Total	5,226	38,008	62,177	3,368	37,246	67,699

Revenues, mainly sales revenues	6,251			5,829
Foreign exchange and inflation indexation charges, net	209			(466)
Finance income (expenses), net	(1,234)			(1,995)
Current assets		7,932			9,979
Non-current assets		30,076			27,267
Current liabilities			8,606			13,157
Non-current liabilities			53,571			54,542
Total	5,226	38,008	62,177	3,368	37,246	67,699

17.8.	Compensation of employees and key management personnel

The total compensation Executive Officers and Board Members of Petrobras parent company is set out as follows:

			Jan-Mar/2017			Jan-Mar/2016
	Officers	Board (members and alternates)	Total	Officers	Board (members and alternates)	Total
Wages and short-term benefits	3.8	0.3	4.1	3.5	0.4	3.9
Social security and other employee-related taxes	1.1	−	1.1	1.0	0.1	1.1
Post-employment benefits (pension plan)	0.3	−	0.3	0.4	−	0.4
Total compensation recognized in the statement of income	5.2	0.3	5.5	4.9	0.5	5.4
Average number of members in the period (*)	8.00	9.00	17.00	8.00	15.00	23.00
Average number of paid members in the period (**)	8.00	8.00	16.00	8.00	12.00	20.00
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2017, the Company recognized the amount of R$ 20.0 as compensation of the Board Members and executive officers of the Petrobras group (R$ 17.9 in the first quarter of 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.	Provision for decommissioning costs
		Consolidated
Non-current liabilities	03.31.2017	12.31.2016
Opening balance	33,412	35,728
Adjustment to provision	44	(1,785)
Transfers related to liabilities held for sale (*)	(15)	(60)
Payments made	(583)	(2,606)
Interest accrued	599	2,290
Others	(21)	(155)
Closing balance	33,436	33,412

(*) In 2016, it includes R$ 493 relating to the termination of sales contract of Bijupirá and Salema fields, R$ 170 relating to the approval  to sell interest in Lapa, Sururu, Berbigão and Oeste de Atapu fileds, and R$ 383 transferred pursuant to the approval of the sale of the subsidiary PESA.

The estimates for abandonment and dismantling of oil and natural gas producing properties areas are revised annually at December 31 along with the annual process of oil and gas reserves certification or whenever an indication of significant change in the assumptions used in the estimates occurs.

19.	Taxes
19.1.	Income taxes and other taxes
Income tax and social contribution
		Current assets		Current liabilities
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
No país	2,033	1,938	175	364
No exterior	90	23	62	48
Total	2,123	1,961	237	412

								Consolidated
Other taxes and contributions		Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Taxes In Brazil:
Current / Deferred ICMS (VAT)	3,069	3,156	2,123	2,202	3,723	3,513	−	−
Current / Deferred PIS and COFINS	2,298	2,314	7,422	7,374	1,599	1,509	−	−
CIDE	61	71	−	−	391	386	−	−
Production Taxes	−	−	−	−	4,067	4,015	−	−
Withholding income taxes	−	−	−	−	1,360	1,584	−	−
REFIS and PRORELIT	−	−	−	−	−	90	−	−
Others	556	540	598	623	633	621	71	65
Total in Brazil	5,984	6,081	10,143	10,199	11,773	11,718	71	65
Taxes abroad	60	111	37	37	87	108	−	−
Total	6,044	6,192	10,180	10,236	11,860	11,826	71	65
(*) Other non-current taxes are classified as other non-current liabilities.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.2.	Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry from March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.3.	Deferred income taxes - non-current

Changes in deferred income taxes are presented as follows:

										Consolidated
		Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2016	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584
Recognized in the statement of income for the year	3,792	(2,161)	(1,192)	108	663	(362)	19	1,731	682	3,280
Recognized in shareholders’ equity	-	-	(17,089)	992	-	(10)	-	3,485	-	(12,622)
Cumulative translation adjustment	-	(77)	47	-	5	(190)	-	(13)	(43)	(271)
Others (**)	-	250	(47)	(28)	(84)	(119)	-	(77)	316	211
Balance at December 31, 2016	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the period (***)	397	(1,037)	(331)	(94)	94	484	(442)	(329)	(51)	(1,309)
Recognized in shareholders’ equity	-	-	(2,684)	-	-	-	-	-	-	(2,684)
Cumulative translation adjustment	-	(13)	-	-	-	(27)	-	-	3	(37)
Others	-	-	(3)	-	-	-	-	-	2	(1)
Balance at March 31, 2017	(36,121)	2,005	8,428	(388)	3,770	20,141	956	9,478	882	9,151

Deferred tax assets										14,038
Deferred tax liabilities										(856)
Balance at December 31, 2016										13,182

Deferred tax assets										9,940
Deferred tax liabilities										(789)
Balance at March 31, 2017										9,151
(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(*) Includes R$ 249 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) Does not include R$ 185 relating to deferred income taxes of NTS and Liquigas, as these companies are currently classified as held for sale.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.4.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Loss before income taxes	7,127	(157)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,423)	53
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	36	410
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(21)	(88)
Tax incentives	136	27
Tax loss carryforwards (unrecognized tax losses)	190	(314)
Non-taxable income (non-deductible expenses), net (**)	(247)	(341)
Others	9	29
Income taxes benefit (expense)	(2,320)	(224)
Deferred income taxes	(1,494)	1,413
Current income taxes	(826)	(1,637)
Total	(2,320)	(224)

Effective tax rate of income taxes	32.6%	(142.7)%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan.

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

					Consolidated
		Pension Plans	Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2016	23,185	277	26,369	343	50,174
(+) Remeasurement effects recognized in OCI	9,667	563	7,166	53	17,449
(+) Costs incurred in the year	3,566	115	4,238	82	8,001
(-) Contributions paid	(672)	−	(1,224)	(32)	(1,928)
(-) Payments related to the Term of Financial Commitment (TFC)	(706)	−	−	−	(706)
Others	−	−	−	(322)	(322)
Balance at December 31, 2016	35,040	955	36,549	124	72,668
Current	1,344	−	1,328	−	2,672
Non-current	33,696	955	35,221	124	69,996
Balance at December 31, 2016	35,040	955	36,549	124	72,668
(+) Costs incurred in the period	1,004	62	1,103	8	2,177
(-) Contributions paid	(169)	−	(320)	(1)	(490)
Others	−	−	−	(4)	(4)
Balance at March 31, 2017	35,875	1,017	37,332	127	74,351
Current	1,525	−	1,328	−	2,853
Non-current	34,350	1,017	36,004	127	71,498
Balance at March 31, 2017	35,875	1,017	37,332	127	74,351

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

					Consolidated
		Pension Plans	Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Service cost	72	36	128	3	239
Interest on net liabilities (assets)	932	26	975	5	1,938
Net expenses for Jan-Mar/2017	1,004	62	1,103	8	2,177

Related to active employees:
Included in the cost of sales	187	32	210	1	430
Operating expenses in statement of income	84	20	107	7	218
Related to retirees	733	10	786	−	1,529
Net expenses for Jan-Mar/2017	1,004	62	1,103	8	2,177
Net expenses for Jan-Mar/2016	891	29	1,060	25	2,005

As of March 31, 2017, the Company had pledged crude oil and/or oil products totaling R$ 6,646 as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,449 as of December 31, 2016). This collateral is under revision.

In the three-month period ended March 31, 2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 236 (R$ 213 in the same period of 2016) recognized in the results of the period.

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the first quarter of 2017

Based on the estimates in the first quarter of 2017, the Company recognized as other expenses, net.

Jan-Mar/2017

Consolidated net income attributable to shareholders of Petrobras	4,449
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - Subsidiaries in Brasil	278

(*)  The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.3.	Voluntary Separation Incentive Plan

From January 2014 to March 31, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(14,034)	(1,461)	4,004
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,190)	(156)	817
	21,662	(15,224)	(1,617)	4,821

As of March 31, 2017 changes in the provision are set out as follows:

		Consolidated
	03.31.2017	12.31.2016
Opening Balance	2,644	777
Enrollments	−	4,117
Revision of provisions	(275)	(35)
Separations in the period	(683)	(2,215)
Closing Balance	1,686	2,644
Current	1,686	2,644
Non-current	−	−

21.	Shareholders’ equity
21.1.	Share capital

As of March 31, 2017 and December 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

In the first quarter of 2017, the Company principally recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment of R$ 2,632, mainly due to exchange differences arising from the translation of these consolidated financial statements to the presentation currency. This amount includes effects of the sale of Petrobras Chile and Guarani (see note 9.1), which triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the income statement within other expenses, net, totaling R$ 116.

•

Foreign exchange rate variation gains of R$ 5,210, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At March 31, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is R$ 19,909 (see note 30.2).

21.3.	Earnings (losses) per share
						Consolidated and Parent Company
			Jan-Mar/2017			Jan-Mar/2016
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Net income (loss) attributable to shareholders of Petrobras	2,538	1,911	4,449	(711)	(535)	(1,246)
Basic and diluted denominator
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share (R$ per share)	0.34	0.34	0.34	(0.10)	(0.10)	(0.10)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.	Sales revenues
		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Gross sales	86,485	89,895
Sales taxes (*)	(18,120)	(19,558)
Sales revenues (**)	68,365	70,337
Diesel	19,207	22,802
Automotive gasoline	13,737	14,704
Jet fuel	2,442	2,294
Liquefied petroleum gas	2,631	2,489
Naphtha	2,642	1,521
Fuel oil (including bunker fuel)	992	1,131
Other oil products	2,754	2,794
Subtotal oil products	44,405	47,735
Natural gas	3,391	4,023
Ethanol, nitrogen products and renewables	2,826	3,466
Electricity, services and others	2,252	2,768
Domestic market	52,874	57,992
Exports	11,577	5,121
Sales abroad (***)	3,914	7,224
Foreign market	15,491	12,345
Sales revenues (**)	68,365	70,337
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 27.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

In the first quarter of 2017, sales from transactions with two customers reached approximately 10 % or more of the Company’s sales revenue, totaling R$ 6,316 (R$ 6,498 in the first quarter of 2016) and R$ 5,934 (R$ 6,523 in the first quarter of 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

23.	Other expenses, net
		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Pension and medical benefits - retirees	(1,529)	(1,239)
Unscheduled stoppages and pre-operating expenses	(1,359)	(2,051)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,255)	(1,146)
Profit sharing	(278)	−
Institutional relations and cultural projects	(160)	(238)
Gains / (losses) on disposal/write-offs of assets (*)	(123)	(102)
Reclassification of cumulative translation adjustments - CTA	(116)	−
Allowance for impairment of other receivables	(111)	(54)
Operating expenses with thermoelectric power plants	(75)	(108)
Health, safety and environment	(42)	(79)
Impairment (losses) / reversals	21	(294)
Government grants	77	39
Voluntary Separation Incentive Plan - PIDV	275	(1)
Ship/Take or Pay Agreements	280	180
Expenses / Reimbursements from E&P partnership operations	290	546
Others	210	282
Total	(3,895)	(4,265)
(*) Includes returned areas and cancelled projects.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

24.	Costs and Expenses by nature
		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Raw material and products for resale	(12,616)	(18,161)
Materials, third-party services, freight, rent and other related costs	(11,833)	(15,852)
Depreciation, depletion and amortization	(10,766)	(12,649)
Employee compensation	(7,753)	(7,609)
Impairment (losses) / reversals	21	(294)
Production taxes	(6,335)	(2,433)
Unscheduled stoppages and pre-operating expenses	(1,359)	(2,051)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,255)	(1,146)
Reclassification of cumulative translation adjustment - CTA	(116)	−
Exploration expenditures written-off (includes dry wells and signature bonuses)	(24)	(579)
Allowance for impairment of trade receivables	6	(503)
Other taxes	(291)	(542)
Changes in inventories	(1,449)	45
Gains / (losses) on disposal/write-offs of assets	(123)	(98)
Institutional relations and cultural projects	(160)	(238)
Health, safety and environment	(42)	(79)
Total	(54,095)	(62,189)
In the Statement of income
Cost of sales	(44,579)	(49,329)
Selling expenses	(2,390)	(3,751)
General and administrative expenses	(2,307)	(2,652)
Exploration costs	(296)	(1,147)
Research and development expenses	(337)	(503)
Other taxes	(291)	(542)
Other expenses, net	(3,895)	(4,265)
Total	(54,095)	(62,189)

25.	Net finance income (expense)
		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Debt interest and charges	(6,642)	(6,779)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(3,092)	(4,132)
Income from investments and marketable securities (Government Bonds)	420	456
Financial result on net debt	(9,314)	(10,455)
Capitalized borrowing costs	1,532	1,476
Gains (losses) on derivatives	109	28
Interest income from marketable securities	(1)	17
Unwinding of discount on the provision for decommissioning costs	(603)	(577)
Other finance expenses and income, net	173	135
Other foreign exchange gains (losses) and indexation charges	349	683
Net finance income (expenses)	(7,755)	(8,693)
Income	933	886
Expenses	(5,945)	(6,146)
Foreign exchange gains (losses) and indexation charges	(2,743)	(3,433)
Total	(7,755)	(8,693)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

26.	Supplemental information on statement of cash flows
		Consolidated
	Jan-Mar/2017	Jan-Mar/2016
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	897	1,180

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	2	90
Provision/(reversals) for decommissioning costs	44	22
Use of deferred tax and judicial deposit for the payment of contingency	141	−

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

27.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by Business Area - 03.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,095	36,807	14,376	860	8,033	70,761	(14,874)	134,058
Non-current assets	432,282	131,099	53,133	794	10,315	28,127	(1,762)	653,988
Long-term receivables	23,654	11,397	4,227	426	3,309	22,048	(1,604)	63,457
Investments	4,465	4,534	1,619	45	16	20	−	10,699
Property, plant and equipment	396,520	114,566	46,212	323	6,267	5,505	(158)	569,235
Operating assets	294,659	100,571	38,279	312	5,348	4,340	(158)	443,351
Under construction	101,861	13,995	7,933	11	919	1,165	−	125,884
Intangible assets	7,643	602	1,075	−	723	554	−	10,597
Total Assets	450,377	167,906	67,509	1,654	18,348	98,888	(16,636)	788,046
Consolidated assets by Business Area - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663
Total Assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 03.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit (loss)	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Income (Expenses)	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other expenses, net	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Net income (loss) before financial results and income taxes	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expenses)	−	−	−	−	−	(7,755)	−	(7,755)
Results in equity-accounted investments	34	543	89	(55)	−	1	−	612
Net Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 03.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	23,675	53,085	9,391	228	25,231	−	(41,273)	70,337
Intersegments	22,988	15,557	2,130	219	379	−	(41,273)	−
Third parties	687	37,528	7,261	9	24,852	−	−	70,337
Cost of sales	(20,837)	(39,099)	(7,563)	(248)	(23,291)	−	41,709	(49,329)
Gross profit	2,838	13,986	1,828	(20)	1,940	−	436	21,008
Expenses	(3,611)	(2,491)	(734)	(118)	(1,987)	(3,992)	73	(12,860)
Selling	(167)	(1,762)	(435)	(2)	(1,469)	(8)	92	(3,751)
General and administrative	(341)	(393)	(199)	(23)	(222)	(1,473)	(1)	(2,652)
Exploration costs	(1,147)	−	−	−	−	−	−	(1,147)
Research and development	(209)	(68)	(21)	(2)	−	(203)	−	(503)
Other taxes	(62)	(143)	(170)	(2)	(38)	(127)	−	(542)
Other expenses, net	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)
Net income (loss) before financial results and income taxes	(773)	11,495	1,094	(138)	(47)	(3,992)	509	8,148
Net finance income (expenses)	−	−	−	−	−	(8,693)	−	(8,693)
Results in equity-accounted investments	(99)	375	56	43	7	6	−	388
Net Income (loss) before income taxes	(872)	11,870	1,150	(95)	(40)	(12,679)	509	(157)
Income taxes	263	(3,908)	(372)	47	16	3,904	(174)	(224)
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net income (loss) attributable to:
Shareholders of Petrobras	(605)	7,976	757	(48)	(25)	(9,636)	335	(1,246)
Non-controlling interests	(4)	(14)	21	−	1	861	−	865
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales; and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York and (iv) compensation relating to an easement over a property;

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

		Consolidated
Non-current liabilities	03.31.2017	12.31.2016
Labor claims	4,137	3,995
Tax claims	5,647	4,981
Civil claims	1,922	1,873
Environmental claims	195	194
Other claims	6	9
Total	11,907	11,052

		Consolidated
	03.31.2017	12.31.2016
Opening Balance	11,052	8,776
Additions	1,015	3,462
Use of provision	(347)	(2,213)
Accruals and charges	199	1,211
Others	(12)	(184)
Closing Balance	11,907	11,052

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

		Consolidated
Non-current assets	03.31.2017	12.31.2016
Tax	6,672	5,875
Civil	3,553	3,588
Labor	3,395	3,277
Environmental	388	275
Others	17	17
Total	14,025	13,032

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of March 31, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated
Nature
Tax	159,930
Labor	24,343
Civil	32,404
Environmental	7,273
Others	4
Total	223,954

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	51,376
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: This claim involves lawsuits in administrative stages.	21,004
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,035
4) Income from subsidiaries and associates located outside Brazil not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. Tax execution procedures were filed as two lawsuits, resulting in a 20% increase of the original debt, due to its registration as a federal overdue debt.	10,691

5) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts paid to Petros Plan, as well as several expenses, related to employee benefits and Petros.

Current status: This claim involves lawsuits in different administrative and judicial stages.	7,810
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,573

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,164
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,647

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,793
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,485
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,257
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

12) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	3,836
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,331
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
14) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	2,993
Plaintiff: States of SP, RS and SC Finance Departments
15) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,900
Plaintiff: States of RJ, SP, ES and BA Finance Departments
16) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,731
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,902
Plaintiff: States of RJ, SP, ES and BA Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,373
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,267
Plaintiff: States of AM, BA, RS and RJ Finance Departments
20) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,168
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,040
22) Other tax matters	12,554
Total for tax matters	159,930

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	14,723
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,226
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

1,037
4) Other labor matters	7,357
Total for labor matters	24,343

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. Also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	7,538

2) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

6,772
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete") through communications that failed to disclose the alleged corruption scheme. On March 30, 2017, the District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and, on April 27, 2017, the proceeding was stayed due to this appeal.	5,503
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,928
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The arbitration panel has been established and the parties have developed a new schedule for the proceeding. Thus, court hearings will be held in Houston, USA, from May 16 to June 2, 2017, for hearing the witnesses about the arbitration.	1,267
6) Other civil matters	9,396
Total for civil matters	32,404

Description of environmental matters	Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,875
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,493
3) Other environmental matters	2,905
Total for environmental matters	7,273

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

-

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

-

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

-

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”), brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. The parties completed briefing the appeal on September 8, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification, which the district judge denied on June 24, 2016. Defendants then moved in the Second Circuit for a stay of all district court proceedings pending a decision on the appeal of the class certification decision. On August 2, 2016, the Second Circuit granted Defendants’ motion and stayed all district court proceedings. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On June 27, 2016, the parties filed motions for summary judgment. Further summary judgment briefing is stayed pursuant to the Second Circuit’s August 2, 2016 decision.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

In the action in the Eastern District of Pennsylvania, Petrobras and PGF filed a motion to dismiss on May 13, 2016, and the district judge denied the motion on November 1, 2016, allowing the action to continue. On January 26, 2017, the district judge set a schedule for discovery and dispositive motions, with a pre-trial conference scheduled for January 5, 2018.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016. On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

Based on the settlements reached and the status of certain other Opt-out Claims, the Company charged to statement of income the amount of R$ 1,215 (US$ 372) in 2016. The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 24, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato Operation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response on the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules on this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, is not possible to determine if the Company will be responsible for the payment of compensations on this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at this stage, the impacts resulting from the contentions of the plaintiffs are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato Operation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to ensure the possible risks related to this action.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,805 of which R$ 3,062 were still in force as of March 31, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,589 and bank guarantees of R$ 473.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

					Statement of Financial Position
		Notional value		Fair value Asset Position (Liability)	Maturity
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(3,480)	(1,866)	30	(25)
Long position/Crude oil and oil products	73,458	88,303	−	−	2017
Short position/Crude oil and oil products	(76,938)	(90,169)	−	−	2017
Options - total (*)	200	120	−	−
Call/Crude oil and oil products	200	−	−	−	2017
Put/Crude oil and oil products	−	120	−	−	2017
Forward contracts - total			−	1
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 44	US$ 15	−	1	2017
Swap			(6)
Foreign currency / Cross-currency Swap (**)	GBP 700	−	(6)	−	2026

Derivatives designated for hedge accounting
Swap - total			(25)	(34)
Interest - Libor / Fixed rate (**)	US$ 358	US$ 371	(25)	(34)	2019

Total recognized in the Statement of Financial Position			(1)	(58)
(*) Notional value in thousands of bbl.
(**)Amounts in US$ and GBP are presented in million.

		Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2017	Jan-Mar/2016	Jan-Mar/2017	Jan-Mar/2016	03.31.2017	12.31.2016
Commodity derivatives	112	20	−	−	58	180
Foreign currency derivatives	2	16	−	8	−	−
Interest rate derivatives	(5)	(8)	2	(8)	−	−
	109	28	2	−	58	180
Cash flow hedge on exports (***)	(2,435)	(2,900)	7,894	24,913	−	−
Total	(2,326)	(2,872)	7,896	24,913	58	180
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2017 is set out as follows:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

				Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(234)	(467)
Forward contracts	Foreign currency - depreciation BRL x USD	(1)	35	70
Swap	Foreign currency - depreciation GBP x USD	(75)	(1,058)	(2,109)
		(76)	(1,257)	(2,506)
Derivatives designated for hedge accounting
Swap		5	(5)	(9)
Debt	Foreign currency - appreciation JPY x USD	(5)	5	9
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on March 31, 2017 / R$ x U.S. Dollar - a 0.6% appreciation of the Real / GBP  x U.S. Dollar- a 1.9% depreciation of the Pound Sterling / LIBOR Forward Curve - a 1.5% increase throughout the curve. Source: Focus and Bloomberg.

30.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of March 31, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.1684 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of March 31, 2017
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2017 to March 2027	62,648	198,495

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,964	18,718
Exports affecting the statement of income	(979)	(3,087)
Principal repayments / amortization	(4,100)	(12,970)
Foreign exchange variation	−	(5,459)
Amounts designated as of March 31, 2017	62,648	198,495

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

									Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	67	30	57	62	96	97	95	66	71

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(88,320)	30,028	(58,292)
Recognized in shareholders' equity	40,327	(13,711)	26,616
Reclassified to the statement of income - occurred exports	8,819	(2,998)	5,821
Reclassified to the statement of income - exports no longer expected or not occurred	1,116	(380)	736
Balance at December 31, 2016	(38,058)	12,939	(25,119)
Recognized in shareholders' equity	5,459	(1,856)	3,603
Reclassified to the statement of income - occurred exports	2,435	(828)	1,607
Balance at March 31, 2017	(30,164)	10,255	(19,909)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 2 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2017 is set out below:

									Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(8,109)	(9,791)	(2,382)	(6,007)	(2,931)	(1,288)	(1,276)	1,620	(30,164)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

					Consolidated
Financial Instruments	Exposure at 03.31.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	13,854		(80)	3,464	6,927
Liabilities	(208,286)	Dollar/Real	1,210	(52,072)	(104,143)
Cash flow hedge on exports	198,495		(1,153)	49,624	99,248
	4,063		(23)	1,016	2,032
Liabilities	(598)	Yen/Dollar	8	(150)	(299)
	(598)		8	(150)	(299)
Assets	14		−	4	7
Liabilities	(145)	Euro/Real	2	(36)	(73)
	(131)		2	(32)	(66)
Assets	19,121	Euro/Dollar	(171)	4,780	9,561
Liabilities	(37,695)		336	(9,424)	(18,848)
	(18,574)		165	(4,644)	(9,287)
Assets	7	Pound/Real	−	2	4
Liabilities	(64)		2	(16)	(32)
	(57)		2	(14)	(28)
Assets	9,556	Pound/Dollar	(181)	2,389	4,778
Liabilities	(14,418)	(**)	273	(3,605)	(7,209)
	(4,862)		92	(1,216)	(2,431)
Total	(20,159)		246	(5,040)	(10,079)

(*) On March 31, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.6% apreciation of the Real / Japanese Yen x U.S. Dollar - a 1.4% depreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.9% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.9% depreciation of the GBP/ Real x Euro - a 1.5% appreciation of the Real / Real x Pound Sterling - a 2.5% appreciation of the Real. Source: Focus and Bloomberg.

⁽**⁾ A cross-currency swap in the notional value of GBP 700 million is not included.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

								Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	03.31.2017	12.31.2016
Principal	19,344	36,308	57,724	44,471	60,190	147,973	366,010	390,227
Interest	17,452	20,755	18,457	14,829	11,025	101,203	183,721	190,352
Total	36,796	57,063	76,181	59,300	71,215	249,176	549,731	580,579

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
-	Level 3: inputs are unobservable inputs for the asset or liability.
				Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,325	−	−	3,325
Commodity derivatives	30	−	−	30
Balance at March 31, 2017	3,355	−	−	3,355
Balance at December 31, 2016	2,557	1	−	2,558

Liabilities
Foreign currency derivatives	−	(6)	−	(6)
Interest derivatives	−	(25)	−	(25)
Balance at March 31, 2017	−	(31)	−	(31)
Balance at December 31, 2016	(25)	(34)	−	(59)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates is set out in note 15.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events

Upgrade in Petrobras’ rating

On April 10, 2017, the rating agency Moody’s upgraded the Company’s corporate debt rating to B1 from B2 and changed the outlook to positive from stable. Moody’s highlighted the continuous improvement of Petrobras’ liquidity profile and financial metrics over the last quarters, due to greater cost efficiency and the new fuel pricing policy, among other factors. Those factors have also helped the company to maintain access to capital markets and refinance part of its debt.

The agency emphasized developments in the Brazilian regulatory environment, which facilitate greater returns in long-term investments. Additionally, the agency recognized the company’s management commitment to achieve the financial and operating targets set in the 2017-2021 Business and Management Plan.

The agency reported that the positive outlook indicates that, in the next 18 months, if the company’s liquidity and overall credit risk continues to improve, further positive rating actions could occur.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of March 31, 2017
		Number of notes
Notes to the Financial Statements	Annual for 2016	Quarterly information for 1Q-2017
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration for and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related parties	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employee benefits (Post-employment)	22	20
Shareholders' equity	23	21
Sales revenues	24	22
Other expenses, net	25	23
Costs and Expenses by nature	26	24
Net finance income (expense)	27	25
Supplementary information on the statement of cash flows	28	26
Segment reporting	29	27
Provisions for legal proceedings, contingent liabilities and contingent assets	30	28
Collateral for crude oil exploration concession agreements	32	29
Risk management	33	30
Fair value of financial assets and liabilities	34	31
Subsequent events	35	32

(*) Summary of significant accounting policies

The notes to the annual report 2016 that were suppressed in the 1Q-2017 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Petroleum and alcohol accounts - receivables from Federal Government	19.8
Tax amnesty programs – State Tax (Programas de Anistias Estaduais)	21.3
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer